350 East Las Olas Boulevard, Suite 1750 Ft. Lauderdale, FL 33301-4268 Telephone: 954-991-5420 Facsimile: 844-670-6009 http://www.dickinsonwright.com

Clint J. Gage CGage@dickinsonwright.com 954-991-5425

September 16, 2024

Eric McPhee

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Wealth, Inc.
Amended Offering Statement on Form 1-A
Filed August 30, 2024 File No. 024-12388

Dear Mr. McPhee:

We serve as counsel to Worthy Wealth, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated September 12, 2024, on behalf of the Company. Where applicable, revisions have been made to the Company’s Amended Offering Statement, which has been filed as Amendment No. 7 (“Amendment 7”) to Offering Statement on Form 1-A (the “Offering Statement”). The Company responds as follows:

Amendment No. 6 to Form 1-A

The Company, or the Target Companies, may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, page 20

1. We reissue prior comment 2 in part. As previously stated in prior comment 3 from our letter dated June 14, 2024, please note your obligations under Rule 252(a) of Regulation A, including Item 14, paragraph (b)(1) of Part II of Form 1-A. Further, please note that the obligation to file a 1-U is a separate filing obligation than your filing obligations under Rule 252(f)(2)(ii) and Rule 253(g) of Regulation A. Please revise the risk factor to clearly disclose the failure to file the post-qualification amendment or supplement, as needed.

Response:

The Company acknowledges (i) its obligations under Rule 252(a) of Regulation A, including Item 14, paragraph (b)(1) of Part II of Form 1-A, (ii) that there is no ability to forward incorporate information from a Form 1-U to an offering statement on Form 1-A, and (iii) that the obligation to file a 1-U is a separate filing obligation than the Company’s filing obligations under Rule 252(f)(2)(ii) and Rule 253(g) of Regulation A.

Further, in Amendment 7, the Company has revised the risk factor “The Company, or the Target Companies, may be subject to fines and penalties for failure to timely file reports and amendments with the SEC” as follows:

The Company, or the Target Companies, may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, including annual reports, semi-annual reports, current reports, post-qualification amendments, and supplements.

The SEC requires Regulation A issuers to file certain reports, supplements and amendments after an offering has been qualified to sell to investors. Specifically, issuers are required to file annual and semi-annual reports and current reports reflecting certain changes and events that are material to investors. Further, post-qualification amendments must be filed for ongoing offerings at least every 12 months after the qualification date to include the financial statements that would be required by Form 1–A as of such date; and post-qualification amendments or supplements are required to be filed to reflect any facts or events arising after the qualification date of the offering statement (or the most recent post-qualification amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the offering statement. Any failure to timely file the foregoing could result in SEC fines, penalties, or other enforcement actions, including, in certain circumstances, to a rescission offering, which could potentially negatively impact the financial status of the company involved, and any investments therein.

The Company has filed all required annual, semi-annual and current reports, and post-qualification supplements or amendments.

The Target Companies have filed all required annual, semi-annual and current reports, and post-qualification supplements or amendments, subject to the following:

● WPB filings:

○ WPB increased the interest rate payable on WPB Bonds from 5% at qualification on October 31, 2022, to 5.5% APY effective April 1, 2023, to 6% APY effective August 15, 2023, to 7% APY effective November 13, 2023. The foregoing increases in interest rates were disclosed by WPB on Form 1-U Current Reports. In that the information in filings with the SEC under Form 1-U Current Reports cannot be forward incorporated from a Form 1-U to an offering statement on Form 1-A, the SEC could, in the event of a review, determine that the foregoing increases in interest rates should have been filed via a post-qualification amendment or supplement to WPB’s Form 1-A. WPB has filed a post-qualification amendment to Form 1-A that includes the foregoing information, but it has yet to be qualified as of September 16, 2024. As a result of the foregoing, WPB may be subject to fines, penalties, or other enforcement actions.

○ WPB filed a post-qualification amendment to Form 1-A more than 12 months from its qualification date which fails to comply with applicable federal securities law. As a result of the foregoing, WPB may be subject to fines, penalties, or other enforcement actions, including, but not limited to, a rescission offering for any securities sold during the period from when the post-qualification amendment was due, October 31, 2023, through the date WPB ceased selling securities under the Form 1-A on May 28, 2024, which totals $19,489,830 of securities issued, of which $14,306,000 remained outstanding as of July 30, 2024. WPB filed the required post-qualification amendment to Form 1-A on May 24, 2024, but the post-qualification amendment to Form 1-A has yet to be qualified as of September 16, 2024.

● WPB2 filings: WPB2 increased the interest rate payable on WPB2 Bonds from 5.5% APY at qualification on June 21, 2023, to 6% APY effective August 15, 2023, to 7% APY effective November 13, 2023. The foregoing increases in interest rates were disclosed by WPB2 on Form 1-U Current Reports. In that the information in filings with the SEC under Form 1-U Current Reports cannot be forward incorporated from a Form 1-U to an offering statement on Form 1-A, the SEC could, in the event of a review, determine that the foregoing increases in interest rates should have been filed via a post-qualification amendment or supplement to WPB’s Form 1-A. WPB2 has filed a post-qualification amendment to Form 1-A that includes the foregoing information, but it has yet to be qualified as of September 16, 2024. As a result of the foregoing, WPB2 may be subject to fines, penalties, or other enforcement actions.

Financial Statements, page F-1

2. Please update your financial statements to provide audited financial statements of the issuer as of a date that is no more than 9 months from the date of filing or qualification.

Response:

In Amendment 7 the Company has included the Company’s audited financial statements for the period from July 11, 2023 (inception) to June 30, 2024, and has made any necessary revisions throughout Amendment 7 to incorporate the updated audited financial statements.

Very truly yours,

Clint J. Gage

CJG:sm

Enclosures